 Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: May 17, 2021

TRANSFORMING MARKETING

FORWARD LOOKING INFORMATION & OTHER INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, "forward-looking statements") within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC's or Stagwell's beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as "estimate," "project," "target," "predict," "believe," "expect," "anticipate," "potential," "create," "intend," "could," "should," "would," "may," "foresee," "plan," "will," "guidance," "look," "outlook," "future," "assume," "forecast," "focus," "continue," or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the Proposed Transaction; the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the "Special Meeting"); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC's control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled "Risk Factors" in the registration statement on Form S-4 filed on February 8, 2021, and as amended on March 29, 2021, April 21, 2021 and April 30, 2021 (the "Form S-4"), under the section entitled "Risk Factors" in the proxy statement/prospectus on Form 424B3 filed on May 10, 2021 (together with the Form S-4, the "Proxy Statement/Prospectus") and under the caption "Risk Factors" in MDC's Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A. These and other risk factors include, but are not limited to, the following:

an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;
adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC's determination of value and computations of its tax attributes may result in increased tax costs;
the occurrence of material Canadian federal income tax (including material "emigration tax") as a result of the Proposed Transaction;
the impact of uncertainty associated with the Proposed Transaction on MDC's and Stagwell's respective businesses;
direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;
the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and
the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC's debt arrangements.

You can obtain copies of MDC's filings under its profile on SEDAR at www.sedar.com, its profile on the SEC's website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

2

Additional Information and Where to Find It In connection with the Proposed Transaction, MDC and New MDC filed with the SEC the Proxy Statement/Prospectus. This commun ica tion is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. Once effective, MDC will mail the Proxy State men t/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction. INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSA CTI ON IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BE CAU SE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant d ocu ments filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and oth er relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc - partners.com. The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperli nks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcem ent . No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites. Participants in the Solicitation MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deem ed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of t hes e potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. I nfo rmation regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 10, 2021 and in the Annual Report on Form 10 - K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the P rox y Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc - partners.com. You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you ar e urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other rel evant matters concerning the Proposed Transaction. FORWARD LOOKING INFORMATION & OTHER INFORMATION (CONT’D) 3

FORWARD LOOKING INFORMATION & OTHER INFORMATION (CONT'D)

Pro Forma Financial Information

The unaudited summary pro forma financial information contained in this presentation has been prepared for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Proposed Transactions or other pro forma adjustments had been completed on the dates or for the periods presented, nor does the summary pro forma financial information purport to project the results of operations or financial position for Stagwell or resulting from the Proposed Transactions for any future period or as of any future date. The summary pro forma financial information is based upon currently available information and the estimates and assumptions of MDC's and Stagwell's respective managements as described herein. In addition, the summary pro forma financial information presented in this presentation does not comply with the requirements of the SEC. Full pro forma financial information relating to the Proposed Transactions is contained in the Proxy Statement/Prospectus filed with the SEC. You should refer to the pro forma information and notes related thereto contained in the Proxy Statement.

Use of Projections

This presentation contains projected financial information with respect to the combined company, including revenue, EBITDA, adjusted EBITDA and cash generation. Such projected financial information constitutes forward-looking statements and should not be relied upon as being necessarily indicative of future results and are for illustrative purposes only. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information in this presentation. Neither the independent auditors of MDC nor the independent auditors of Stagwell audited, reviewed, compiled or performed any procedures with respect to the projected financial information for the purpose of their inclusion in this presentation and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation.

Industry and Market Data

This presentation includes information and statistics regarding market participants in the sectors in which MDC and Stagwell compete and other industry data which was obtained from third-party sources, including reports by market research firms and company filings.

Trademarks

This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM© or ®, but MDC and Stagwell will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, of these trademarks, service marks, trade names and copyrights.

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FORWARD LOOKING INFORMATION & OTHER INFORMATION (CONT'D)

Non-GAAP Financial Measures

The presentation includes certain financial measures that the SEC defines as "non-GAAP financial measures." MDC's and Stagwell's respective managements believe that such non-GAAP financial measures, when read in conjunction with the results reported in accordance with generally accepted accounting principles ("GAAP"), can provide useful supplemental information for investors analyzing period-to-period comparisons of MDC's and Stagwell's results.

Such non-GAAP financial measures include the following:

Adjusted EBITDA (MDC): Adjusted EBITDA is a non-GAAP financial measure that represents net income (loss) attributable to MDC Partners Inc. common shareholders, plus or minus adjustments to operating income (loss) plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, distributions from non-consolidated affiliates, and other items, net which includes items such as severance expense and other restructuring expenses, including costs for leases that will either be terminated or sublet in connection with the centralization of MDC's New York real estate portfolio.

Covenant EBITDA (MDC): Covenant EBITDA is a measure that includes pro forma adjustments for acquisitions, one-time charges, permitted dispositions and other items, as defined in MDC's Credit Agreement. MDC believes that the presentation of Covenant EBITDA is useful to investors as it eliminates the effect of certain non-cash and other items not necessarily indicative of a company's underlying operating performance. In addition, the presentation of Covenant EBITDA provides additional information to investors about the calculation of, and compliance with, certain financial covenants in MDC's Credit Agreement.

Adjusted EBITDA (Stagwell): Adjusted EBITDA is a non-GAAP financial measure that represents Stagwell's net income plus (minus) interest, taxes, depreciation and amortization, transaction costs and normalized purchase price accounting adjustments, DAC, the fair market value adjustments of financial instruments and real estate restructuring costs for certain brands, and other non-recurring items. Adjusted EBITDA (Stagwell) is based on Stagwell's financials and other adjustments based on reports by MDC third party accounting advisors.

Pro Forma Cash Generation is a non-GAAP measure defined as Adjusted EBITDA with run rate synergies less capital expenditures, change in net working capital, cash taxes, interest, and distributions to minority interests, but excluding contingent M&A payments.

Net revenue: Net Revenue is a measure defined as the amount of our gross billings excluding billable expenses charged to a client, primarily consisting of fees, commissions and performance incentives.

We are unable to reconcile our and Stagwell's Revenue and pro forma Revenue to the corresponding GAAP measures because among other things we are unable to estimate the contemplated transaction's impact on the timing and magnitude of revenue recognition as well as fluctuations to foreign exchange rates and the potential occurrence or impact of any acquisitions, dispositions, or other potential changes. We are unable to reconcile projected EBITDA and pro forma Adjusted EBITDA to the corresponding GAAP measures because of the inability to estimate the timing and magnitude of revenue as described above as well as the amortization of intangible assets and income tax affects resulting from the transaction or otherwise without unreasonable effort, if at all. As a result, we are unable to provide reconciliations of these measures. In addition, we believe such reconciliations could imply a degree of precision that might be confusing or misleading to investors. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable, and potentially significant, impact on future GAAP financial results.

Included in the presentation are tables reconciling MDC's and Stagwell's reported results to these non-GAAP financial measures.

Actuals may not foot due to rounding.

5

BETTER TOGETHER “The combination unites the award - winning talent of MDC with the advanced technology platform of Stagwell. Together, we become the transformative company that modern marketers need.” MARK PENN Chairman & CEO 6

DIGITAL MEDIA IS DISRUPTING MARKETING 8% 5% 31% 6% 1% 7% 44% 33% 15% 35% 9% 6% 2% GLOBAL AD SPENDING 2000 (Total $329B) GLOBAL AD SPENDING 2019 (Total $639B) Newspapers Magazines Television Radio Cinema Outdoor Internet BY 2025 NEARLY 68% OF US AD SPEND IS EXPECTED TO BE ONLINE CREATING NEW ADDRESSABLE MARKETS REQUIRING DIGITAL EXPERTISE Source: Morgan Stanley research

$21B $15B $12B $10B $120B SPENT ON ADVERTISING & MARKETING SERVICES IN 2018 AGING HOLDING COMPANIES CONTROL HALF THE MARKETPLACE DESPITE OUTDATED MODELS AS CLIENTS LACK AT - SCALE ALTERNATIVES Source: Morgan Stanley research Dentsu Accenture Interactive PwC Di gital Deloitte Digital IBM iX OTHERS $ 60 B SPENT WITH THE TOP 4

9 THE MARKETPLACE The combination brings together the right mix of talent + technology Consulting firms lack essential creative talent JUST RIGHT FOR THE TIMES Legacy holding companies grew too big 9

BETTER TOGETHER: HARMONY A MODERN MARKETING PLATFORM UNITING CREATIVE TALENT & TECHNOLOGY A LONG HISTORY OF AWARD - WINNING CREATIVITY PERFORMANCE BORN OF THE NEW DIGITAL ECONOMY

BETTER TOGETHER

TODAY

MDC Partners | THE STAGWELL GROUP

ONE COMPANY

THAT TOGETHER HAS THE TALENT + TECHNOLOGY TO WIN IN THE MARKETPLACE

1. Combined company with targets of **5%+ annual organic growth**, driven by 10-15% digital marketing growth and complementary capabilities, and **9%+ total annual revenue growth** including new products and acquisitions
2. Integrated services driving **$30M in cost synergies**, with ~90% achieved in the first 24 months
3. Media and data operation **managing $4.4B in media**, bringing added scale and sophistication
4. New revenue streams from expanded digital and technology products **contributing up to $75M in growth** over time
5. Improved balanced sheet, **decreasing net leverage ratio from 4.3x to 3.2x** after giving full effect to run rate synergies
6. **Over $200M of pro forma cash generation in 2021,** providing ample liquidity for reducing balance sheet liabilities and investing in growth
7. **Leadership team bringing experience** in value creation in marketing services

11

BETTER TOGETHER ($ M ) 12 MDC 2020 Actual Stagwe ll 2020 Actual REVENUE: $888 NET REV: $633 ADJ. EBITDA: $143 COUNTRIES: 20 EMPLOYEES: 3,865 GAAP REV: $1,199 NET REV: $1,023 ADJ. EBITDA: $177 COUNTRIES: 14 EMPLOYEES: 4,900 2021 PF Projections MDC 2021 Est. GAAP REVENUE: $1,285 - 1,305 ADJ. EBITDA: $190 - 200 GAAP REVENUE: $2,110 - 2,150 ADJ. EBITDA 1 : $355 - 370 Stagwell financial information presented herein is based on Stagwell’s press release dated March 9, 2021 and Stagwell’s audit ed financial statements contained in the Proxy Statement/Prospectus. Stagwell 2021 projections provided by Stagwell Management. The Company has excluded a quantitative reconciliation with respect to the Company’s guidance under the “unreasonable efforts ” e xception in Item 10(e)(1)(i)(B) of Regulation S - K. 1 Assumes ~$30 million of cost savings. Does not include costs to achieve. Synergies expected to be fully realized by year 3.

13 Equation for Success ($M) 2025 Combined Organic Revenue Growth $2,600 + New Digital Revenue Streams $75 + M&A Growth $325 = TARGET GOAL $3,000 $3 BILLION+ AND BEYOND OF GAAP REVENUE IN 2025 THROUGH COMBINATION OF ORGANIC, NEW REVENUE STREAMS & ACQUISITIONS OPPORTUNITY TO GROW TO BETTER TOGETHER TOMORROW

GROWTH DRIVER 1: DIGITAL TRANSFORMATION ENGINE 14 10% - 15% ANNUAL GROWTH DRIVEN BY E - COMMERCE, ONLINE ADVOCACY, & DIGITAL MARKETING SERVICES Political & advocacy consulting, digital strategy, & online fundraising Designing, creating, implementing and managing consumer e - commerce platforms Services enabling influencers and global performance marketing E - COMMERCE ONLINE ADVOCACY DIGITAL MARKETING SERVICES $132 $142 $171 $197 $221 $243 2019 2020 2021E 2022E 2023E 2024E Political funds raised online ( $ in billions) US digital ad spend ( $ in billions) $345 $396 $457 $519 $596 $788 2015 2016 2017 2018 2019 2020 US E - Commerce sales ($ in billions) Source: US Census Bureau, Targeted Victory, Morgan Stanley Research $0.4 $1.3 $2.2 $7.0 2014 2016 2018 2020

(% 2019 Revenue) Advertising 59% HIGH GROWTH DIGITAL SERVICES 9% Media 7% Other 9% Advertising 31 % Marketing Comm. / PR 17% HIGH GROWTH DIGITAL SERVICES 38% Media 4 % Other 5 % Research 5 % Marketing Comm. / PR 16% BUSINESS MIX DEEPENED EXPERTISE IN DIGITAL SERVICES 15 (% 2020 Revenue) Note: Does not reflect MDC or Stagwell reported segments. Stagwell includes digital media and fundraising assets in Digital Service s; MDC includes digital media assets in Media. GROWTH DRIVER 1: DIGITAL TRANSFORMATION ENGINE HIGH GROWTH DIGITAL SERVICES A SIGNIFICANT CONTRIBUTION OF COMBINED TOTAL REVENUE (~40%)

16 PRECISION MEDIA & DATA CAPABILITIES GROWTH DRIVER 2: PIONEERING SCALED CREATIVE PEFORMANCE THE COMBINATION CREATES SOMETHING NEW IN THE MARKETPLACE: A FORMIDABLE CONTENDER PURPOSE - BUILT TO SCALE CREATIVE PERFORMANCE Our data - fueled media and content practice will invest to lead the industry in addressable media. By scaling creative performance, we will be able to build brands with mass precision. 488% Increase In Search Volume For Brand Terms 0.81% CTR 600% Increase In App Downloads Compared to Another In - House Channel 963% Increase In First Trips Compared to Another In - House Channel 1,230% Growth in Conversions From Organic Visitors 99.7% Decrease In CPI From 710,000KRW to 2,500KRW 15,025% Increase In Conversions From Paid Ads

GROWTH DRIVER 3: NEW SaaS PRODUCTS Audience identification and activation I nfluencer management platform AI for public relations pros Mobile device usage and behavior Modern brand management Online reputation management Transformational media execution Traveler targeting across channels Content revenue maximization 17 NEW RECURRING REVENUE STREAMS FROM SUITE OF MARKETING PRODUCTS BASED ON AI, PROPRIETARY DATA, & INSIGHTS Expected to drive $75m of incremental, primarily recurring revenue over time

18 Growth Driver 4: ACCESSING GLOBAL CONTRACTS THE INTEGRATED SOLUTIONS NEEDED TO UNLOCK $90 - $150M IN NEW BUSINESS A YEAR LEADERSHIP THAT BRINGS IT ALL TOGETHER INTO ONE SYNERGISTIC OFFERING Second - to - None Creativity & Communications Blue Chip Customer Base Precision Media & Data Capabilities Addressable on a Global Scale Rigorous Consumer Insights & Strategy Tracking Across Consumer Journey Results - Driven Technology & Digital Transformation New Products and Revenue Streams 1 2 3 4

19 SECOND - TO - NONE CREATIVITY & COMMUNICATIONS IMPACTFUL WORK SHAPING CULTURE & CONVERSATION 19 EMMY AWARDS 333 396 129

20 SECOND - TO - NONE CREATIVITY & COMMUNICATIONS HIGH GROWTH AREAS OF ISSUE COMMUNICATIONS, DIGITAL FUNDRAISING & CRISIS MANAGEMENT 162 candidates represented across parties $222M in placed media over $720M raised across 17.5M transactions in 2020 alone

SECOND - TO - NONE CREATIVITY & COMMUNICATIONS BLUE CHIP CUSTOMER BASE Communications / Media Retail Food & Beverage Consumer Products Technology Automotive Financial Services Healthcare 21

22 PRECISION MEDIA & DATA CAPABILITIES A $4.4 BILLION INTEGRATED MEDIA & DATA POWERHOUSE FOR THE POST - COOKIE WORLD 2,000+ media experts across 40+ global offices Note: Represents media billings under management.

23 Polling in 12 countries each week with The Harris Poll & NRG 5 million surveys a year across all consumer touchpoints RIGOROUS CONSUMER INSIGHTS & STRATEGY CONNECTING DATA ACROSS POLLING, BEHAVIOR, RETAIL, WEB & MEDIA TO UNDERSTAND CONSUMERS Snap, NRG Study: Gen Z, Millennials Gravitate Toward Short - Form Premium Video Content 2020+ Rise of Premium Mobile Video PERCENT OF GEN Zs AND MILLENIALS WHO WATCH MOBILE VIDEO DAILY

24 RIGOROUS CONSUMER INSIGHTS & STRATEGY UNIQUE & ACCURATE DATA HARRIS POLL PRODUCED THE SINGLE LARGEST TRACKER OF COVID CONSUMER SENTIMENT Source: https://americanresearchgroup.com/ratings/2020/USPres.html & THE MOST ACCURATE PRESIDENTIAL POLL

25 RESULTS - DRIVEN TECHNOLOGY & DIGITAL TRANSFORMATION GLOBALLY SCALED DESIGN, DEVELOPMENT & IMPLEMENTATION ACROSS PLATFORMS 24/7 scaled global engineering teams with over 600 engineers

26 STAGWELL MDC BOTH AS OF 12.31.20 With Affiliates Cities 42 49 67 80 Countries 14 20 23 31 Employees 4,900 3,865 8,765 ~10,765 BETTER TOGETHER: MDC & STAGWELL’S COMBINED PRESENCE SPANS 23 COUNTRIES AND 67 CITIES AFFILIATES IN 28 CITIES, 23 COUNTRIES WITH ~2,000 EMPLOYEES AFFILIATE Note: Affiliates add 13 net new cities, 9 net new countries.

LEADERSHIP TEAM WITH EXPERIENCE IN VALUE CREATION AND MARKETING SERVICES MARK PENN HAS OVER 45 YEARS OF SUCCESSFUL OPERATING EXPERIENCE AND INDUSTRY EXPERTISE 27 Founder & Pollster Founded Penn and Schoen in 1975 with his Harvard roommate Doug Schoen Grower Under Penn’s leadership, firm expanded to 200+ people with offices around the world Served key corporate (Texaco, AT&T, Microsoft, Ford, Merck, etc.) & political (President Clinton’s pollster for six years, advisor to Hillary Clinton & Tony Blair) clients Seller Penn & his partners sold PSB to WPP in November 2001 after growing it from a mom - and - pop political polling firm to $80mm+ in rev enue Global CEO Served as CEO of Burson - Marsteller from 2006 – 2012, running a global PR and public affairs firm with an 80+ market footprint and tripling profits Client & Creator Asked by Steve Ballmer to join Microsoft & revitalize Bing in 2012; rose to EVP & Chief Strategy Officer running Microsoft’s $2 billion advertising budget Portfolio Builder & Public Company CEO Launched Stagwell group in 2015; invested in MDC in 2019 & assumed role of Chairman & CEO MARK PENN Chairman & CEO EXECUTIVE LEADERSHIP EXECUTIVE LEADERSHIP David Ross Legal & Strategy Jay Leveton Business & Strategy Frank Lanuto Finance Beth Sidhu Operations Jason Reid Investment Ryan Linder New Business Julia Hammond Global Clients Anas Ghazi Growth Markets Alex Delanghe Communications Alexis Williams Brand Ryan Greene Finance

FINANCIAL DETAIL 28

29 STAGWELL: A PROVEN PLATFORM FOR GROWTH & ACQUISITIONS $294 $426 $629 2017A 2018A 2019A 2020A $ in millions GAAP REVENUE 2015 & 2016 $888 29 Source: Stagwell Management and Stagwell audited financial statements.

EXPANDING COVENANT EBITDA (LTM) MDC: GROWING PROFITABILITY & DECLINING LEVERAGE RATIO 1 Indicates fair value of M&A obligations in accordance with GAAP. 2 Represents aggregate of contingent payments and fixed payments balances. 3 Total Leverage Ratio, as defined under the credit agreement, includes issued but undrawn letters of credit of $18.7M. ($ in millions) 30 Deferred Acquisition Cost Balance² Redeemable NCI Non - Redeemable NCI DECLINING M&A OBLIGATIONS¹ DELIVERING LOWER LEVERAGE 3 Covenant EBITDA Leverage $496 $355 $243 $201 $152 $151

Pro Forma ($M) 2020 2021 E Revenue 2,087 2,110 – 2,150 Adjusted EBITDA 1 333 325 – 340 Plus: Run Rate Synergies 2 30 30 Adjusted EBITDA with Run Rate Synergies 363 355 – 370 % Margin 17% 17% Pro Forma Cash Generation 3 200 – 220 % Conversion (mid - point) 58% Stagwell 2020 financial information presented herein is based on Stagwell’s press release dated March 9, 2021 and Stagwell’s aud ited financial statements contained in the Proxy Statement/Prospectus. Stagwell 2021 projections provided by Stagwell Managem ent . The Company has excluded a quantitative reconciliation with respect to the Company’s 2020 guidance under the “unreasonable ef for ts” exception in Item 10(e)(1)(i)(B) of Regulation S - K. 1 MDC Covenant EBITDA and Stagwell Adjusted EBITDA. 2 Assumes ~$30 million of cost savings. Does not include costs to achieve. Synergies expected to be fully realized by year 3. 3 Pro Forma Cash Generation defined as Adjusted EBITDA with run rate synergies less capital expenditures, change in net worki ng capital, cash taxes, interest, and distributions to minority interests, but excluding contingent M&A payments. 31 WHAT WE CAN BUILD TOGETHER: POWERFUL GROWTH & CASH GENERATION

WHAT WE CAN BUILD TOGETHER: AN ENHANCED CREDIT PROFILE TRANSACTION REDUCES LEVERAGE BY ~1X $ in millions, (unaudited) LTM as of: 12/31/20 12/31/20 Pro Forma at Closing Revenue $1,199 $888 $2,087 Adj. EBITDA (Incl. Synergies) $190 1 $143 $333 ($363) Net Debt $809 3 $110 4 $1,157 5 Note: Assumes ~$30 million of cost savings. Does not include costs to achieve. Synergies expected to be fully realized by yea r 3 . 1 MDC Covenant EBITDA. 2 Leverage calculation excluded issued but undrawn letters of credit of $18.7M. 3 Includes $870M of Senior Notes less $61M in cash as reported 12/31/20. Excludes Letters of Credit, Deferred Acquisition Costs a nd Minority Investments. 4 Includes $203M of RCF less $92M of Cash. Excludes Deferred Acquisition Costs and Minority Investments. 5 Includes ~$66M of illustrative transaction fees & expenses, $25M of Subordinated Notes, and Pro Forma Stagwell Net Debt of $2 57M at closing, including $218M of RCF, $90M of TLA, less $51M of Cash. Excludes Deferred Acquisition Costs and Minority Investments. 32 4.3x 2 3.2x 3.5x SYNERGY IMPACT 3.5x 3.2x

PRO FORMA CAPITALIZATION 33 Pro Forma Capitalization Diluted Shares Outstanding 26% 77 PF Stagwell Units 74% 216 Pro Forma Fully Diluted No. of Shares Outstanding 100% 293 Pro Forma Capitalization as of 12/31/20. Fully Diluted Number of Shares Outstanding includes RSUs and contingent future commi tme nts in connection with deferred purchase price for acquisitions, but excludes SARS and the impact of preference. share conversions. If the Series 4 and Series 6 preference shares were all converted at 12/31/20, taking into account the Se rie s 4 amendments which reduce the accreted amount by $30 million and reduce the conversion price of the remaining. Series 4 preference shares from $7.42 to $5.00, total common shares outstanding would increase by 31.2 million. (Shares in millions)

APPENDIX OTHER OBLIGATIONS 34 $Millions (unaudited) MDC 12/31/20 Stagwell 12/31/20 Pro Forma Net Debt $809 $110 $1,157 4 Deferred Acquisition Consideration 83 18 101 Redeemable NCI 27 1 28 Non - Redeemable NCI 41 40 81 Series 4 Preferred 1 129 – 99 Series 6 Preferred 58 – 58 Investments 2 – (14) (14) Total Other Obligations 3 $338 $44 $352 Total Net Obligations $1,178 $154 $1,509 1 The Goldman Sachs Preferred are being amended in connection with the Transaction but will not be effective until the closing of the Transaction. 2 FMV estimate calculated by Stagwell Management. 3 Includes Series 4 and 6 Preferred, Deferred Acquisition Costs, RNCI, NCI, and investments. Stagwell DAC excludes Sloane and C o. related contingent liability. 4 Includes ~$66M of illustrative transaction fees & expenses, $25M of Subordinated Notes, and Pro Forma Stagwell Net Debt of $2 57M at closing .

Corporate 9% T&E 5% Shared Services 16% Media 32% Production 10% Research 12% Real Estate 9% Other 1 7% Annualized Cost Synergies ~55% Expected To Be Realized by Year 1 ~9 0 % Expected To Be Realized by Year 2 100% Expected To Be Realized by Year 3 $30 MILLION ~ WHAT WE CAN BUILD TOGETHER: COST SYNERGIES OF $30 MILLION Note: E stimates do not include cost to achieve. 1 Includes consolidation of IT staff, decrease in third party spend on employee benefits and consolidation of translation ser vic es. 35

IMPROVED CREDIT OUTLOOK “We believe [Stagwell’s] specialty in digital services and polling research will complement MDC’s portfolio of creative advertising agencies. Moreover, we expect the combined company will benefit from Stagwell’s history of positive revenue growth, good EBITDA margins and favorable cash generation.” Moody’s Credit Ratings December 22, 2020 36 “MDC’s corporate family rating was upgraded to B2 from B3 following the company’s announced merger… The combined company’s leverage, enhanced scale and increased exposure in digital services were the drivers of the rating action.” S&P Global Ratings December 22, 2020

37 MAKING PROGRESS ADDED VALUE TO DEBT AND EQUITY MDC 2024 Senior Notes MDC Class A Shares Stagwell Investment In MDC Partners Stagwell Investment In MDC Partners Note: As of May 6, 2021.

MDC & Stagwell’s complementary capabilities have previously resulted in pitch invitations for $15+ million assignments; just a handful of potential collaborative wins could generate $90 - $150 million annual top - line benefit over time 38 Multi - year, multi - brand creative work serviced by joint team; won from a decades - long legacy incumbent $100M national campaign media buy led by joint team Public awareness campaign for NGO executed by cross - agency team WHAT WE CAN BUILD TOGETHER: ORGANIC GROWTH ACCELERATION

WHAT WE CAN BUILD TOGETHER: A PLAN FOR $3 BILLION IN ANNUAL REVENUES Equation For Success ($M ) 2025 Basis Combined Organic Revenue Growth $2,600 5%+ annual organic growth, driven by 10 - 15% digital marketing growth and complementary capabilities + New Digital Revenue Streams $75 Growth & development of new digital products + M&A Growth $325 Acquisitions of ~$65M Revenue / Year = TARGET GOAL $3,000 9%+ annual total growth OPPORTUNITY TO GROW TO $3 BILLION OF REVENUE IN 2025 THROUGH ORGANIC GROWTH, NEW DIGITAL REVENUE STREAMS AND ACQUISITIONS 39

APPENDIX 40

APPENDIX CURRENT MDC CORPORATE STRUCTURE 41 $211.5M Credit Agreement $870M, 7.5% Senior Notes Series 4 & 6 Preferred Shares Public Operating CDN LPs Non - US Corporate Subsidiaries of MDC 3 MaxxCom Inc. (US) 2 MDC (CDN) 1 1 Issuer under MDC 7.50% Senior Notes Due 2024. 2 Borrower under MaxxCom Credit Agreement Dated May 3, 2016. 3 Non - US entities that are guarantors under the MDC Senior Notes and Maxxcom Credit Agreement. Guarantor under Maxxcom Credit Agreement. Guarantor under MDC Senior Notes.

APPENDIX

PRO FORMA CORPORATE STRUCTURE



Public
(incl. existing Stagwell shares)
Series 4 & 6 Preferred Shares
New MDC (US)
Public Company Registrant
216,250,000 New MDC Class C Common Shares
Stagwell Holding (US)
26% common units plus preferred units
74% common units
Midas OpCo LLC (US)
MDC $870M 7.5% Senior Notes
$415M Credit Revolving Facility[1]
MaxxCom LLC (US)
SMGH LLC (US)[2]
Midas Corporate Holdco (US)[3]

Note on Transaction Structure

In the transaction, Stagwell is assumed to receive approximately 74% of the Midas OpCo Common Units (representing approximately 74% of the economic interests of the common equity of the combined business) in connection with its contribution of the Stagwell business.

In connection with the foregoing issuance, Existing MDC common shareholders will be collectively diluted to approximately 26% ownership in New MDC's common stock.

As a result following the contemplated transactions, Stagwell and its affiliates will own an aggregate of approximately 78% of the voting and economic rights of the common equity of New MDC comprised of (i) Stagwell's common shares of New MDC based on its pre-combination ownership and (ii) Stagwell's OpCo Common Units and the corresponding voting rights represented by Class C Shares of New MDC.

The noted percentages are representative of the common equity only and exclude the impact of any preferred shares ownership.

1 Comprises $325M Revolver ($218M drawn on a pro forma basis; incremental revolving commitments of $90M allowed under the credit agreement) and $90M TLA.
2 Holds operating entities of Stagwell Marketing Group.
3 Holding Company which contains US corporate subsidiaries and non-guarantor CFCs.
Guarantor under Credit Agreement.

42

APPENDIX

PRO FORMA CREDIT PROFILE
LESS LEVERAGE, BROADER SCALE AND FINANCIAL FLEXIBILITY

PRO FORMA CAPITAL STRUCTURE

($ in millions)	MDC Standalone 12/31/2020	Adj.[1]	Pro Forma MDC + Stagwell
Liquidity			
Cash	$61	($15)	$46
Revolver Availability (MDC)	193	(193)	-
Revolver Availability (Stagwell)		118	118
Total Liquidity	**$254**	**($90)**	**$164**
MDC Revolving Credit Facility	-	-	-
Stagwell Revolving Credit Facility		218	218
Stagwell Term Loan A		90	90
Senior Unsecured Notes	870		870
Goldman Sachs Subordinated Note		25	25
Total Debt	**$870**	**$333**	**1,203**
Cash & Equivalents[2]	(61)	15	(46)
Net Debt	**$809**	**$348**[3]	**1,157**
Goldman Sachs Preferred[4]	$129	($30)	$99
Stagwell Preferred	58		58
Total Preferred	**$187**	**($30)**	**$157**
Net Debt + Preferred	**$996**	**$318**	**$1,314**
Memo:			
LTM Adj EBITDA[5]	$190	$143	$333
LTM Adj EBITDA (Incl Synergies)[6]	190	173	363
Net Debt/ LTM Adj EBITDA	**4.3**[7]		**3.5**
Net Debt/ LTM Adj EBITDA (Incl Synergies)			**3.2**

PRO FORMA MATURITY SCHEDULE[8]



Senior Unsecured Notes
Stagwell RCF - Drawn
MDC RCF - Drawn
Goldman Sachs Subordinated Note
Stagwell Term Loan A
Stagwell RCF- Available
MDC RCF - Available
$107
$25
$218
$870
$212
$90
2021
2022
2023
2024
2025

[1] Adjustments based on Stagwell projected balance sheet as of closing.
[2] Assumes ~$66M of fees & expenses paid in cash.
[3] Stagwell net debt includes $218M of RCF, $90M of TLA, less $51M of Cash. Excludes Deferred Acquisition Costs and Minority Investments.
[4] The Goldman Sachs Preferred are being amended in connection with the Transaction but will not be effective until the closing of the Transaction.
[5] MDC Covenant EBITDA and Stagwell Adjusted EBITDA.
[6] Assumes ~$30 million of run-rate cost savings identified by Stagwell and MDC management across media, shared services, research, T&E, production, real estate, corporate and other. Does not include costs to achieve.
[7] Net leverage calculation excludes issued but undrawn letters of credit of $18.6M and includes all $61M of cash on balance sheet as of 12/31/20.
[8] Chart excludes undrawn letters of credit.

43

APPENDIX

STAGWELL SENIOR SECURED CREDIT FACILITY

Amount
- $325 million committed revolving credit facility
- Incremental Revolving Commitments of $90 million allowable under terms of Credit Agreement
- $90 million Term Loan ("TLA")

Borrowers
- Stagwell Marketing Group, LLC and such other parties that may be joined as a borrower from time to time

Collateral
- All property owned, leased or operated by any Loan Party and persons covered by the Collateral Documents[1]

Maturity
- **RCF:** November 18, 2024[2] / **TLA:** November 13, 2023[3]

Interest & Commitment Fee
- **RCF Applicable Rate**[4]

Leverage	*ABR Spread*	*Eurodollar Spread*	*Commitment Fee*
< 1.75x	0.50%	1.50%	0.15%
≥ 1.75x & < 2.75x	0.75%	1.75%	0.20%
≥ 2.75x & < 3.75x	1.00%	2.00%	0.25%
≥ 3.75x	1.25%	2.25%	0.30%

- **TLA Interest Rate:**
  - LIBOR + 300bps / ABR + 200bps
- **RCF / TLA Base Rate:**
  - ABR Borrowing: subject to 1.5% floor, greater of the
    a) prime rate;
    b) NYFRB rate + 0.5%; and
    c) LIBOR (one month) rate + 1.0%
  - Eurodollar Borrowing: LIBOR (one, three or six months) rate
  - RCF and TLA subject to 50bps LIBOR floor

Amortization
- **RCF**: None / **TLA**: 0.625% per quarter within first anniversary, 1.25% per quarter thereafter to Maturity

Prepayment
- Anytime at par, subject to customary break costs

Financial Covenants
- **Total Leverage Ratio:** 4.75x, stepping down to 4.50x on 9/30/2021 and 4.25x on 9/30/2022. Calculated as net of up to $50M of unrestricted cash
- **Minimum Liquidity:** $90M minimum liquidity from the TLA Draw Date until the date the Business Combination is consummated
- **Equity Cure:** maximum three cures over term, among other restrictions
- **Restricted Payments**: unlimited basket up to 3.0x Total Leverage Ratio; $25 million p.a. + builder basket for dividends; Investments in equity interests of non Loan Parties to not exceed greater of $20 million and builder basket
- **Indebtedness**: incremental $90 million Revolving Commitments; unlimited incremental unsecured indebtedness subject to Total Leverage Ratio
- **Asset Sales**: $15 million basket

1 Includes Pledge and Security Agreements; Mortgages (if any); Pledge Agreements from certain minority shareholders under the RCF; and other agreements, instruments and documents intended to create, perfect or evidence liens to secure the secured obligations.
2 Maturity on RCF triggered 91 days prior to May 01, 2024 if MDC Senior Notes due 2024 are not refinanced / terminated prior.
3 Provided that if the Business Combination is not consummated within 30 days of the TLA Draw Date, Maturity shall be 31 days after the TLA Draw Date.
4 For two (2) quarters after the Delayed Draw Term Loan Draw Date, RCF Applicable Rate based on > 3.75x leverage.

44

APPENDIX SERIES 4 CONVERTIBLE PREFERENCE SHARES (GOLDMAN SACHS) 45 Size ▪ Liquidation Preference of $129M as at December 31, 2020. ▪ Subject to completion of the Transaction, MDC will redeem $30M of the Series 4 preference shares in exchange for, at MDC”s op tio n, either (i) $25 million in cash or (ii) a $25 million subordinated loan with a 3 - year maturity (i.e., exchanged at a 17% discount to face value)” Revised Rate ▪ 8% to March 2022 ▪ Subsequently, 6% to March 2024 (extended 2 years to be co - terminus with Stagwell’s Series 6 convertible preference shares) Conversion Price ▪ $5.00 (reduced from current conversion price of $7.42) Redemption ▪ No mandatory redemption Subordinated Note or Loan ▪ Size : $25M subordinated loan ▪ Maturity : 3 years ▪ Interest Rate : 8.0% per annum ▪ Prepayment : Any time at par without penalty Other ▪ Board seat and other existing rights remain with lower minimum ownership threshold ▪ Technical amendments to preserve rights upon domestication to Delaware entity

APPENDIX MDC NON - GAAP RECONCILIATION 46 1 Covenant EBITDA is a measure that includes pro forma adjustments for acquisitions, one - time charges, permitted dispositions an d other adjustments, as defined in the Company’s Credit Agreement. Covenant EBITDA is calculated as the aggregate of operatin g. results for the rolling last twelve months (LTM). Each quarter is presented to provide the information utilized to calculate Cov enant EBITDA. Historical Covenant EBITDA may be re - casted in the current period for any pro forma adjustments related to acquisi tions and/or dispositions in the current period. 2 Other items, net includes items such as severance expense and other restructuring expenses, including costs for leases that wi ll either be terminated or sublet in connection with the centralization of MDC’s New York real estate portfolio. 3 Represents Sloane EBITDA for the respective period. 4 Other adjustments, net primarily includes one - time professional fees and costs associated with real estate consolidation.

APPENDIX STAGWELL NON - GAAP RECONCILIATION 47 Three Months Ended December 31 Full - Year Ended December 31 (in thousands) 2019 - Q4 2020 - Q4 2019 2020 Net income $ 3,415 $ 32,700 $ 20,730 $ 71,461 Income before equity in earnings (losses) of unconsolidated affiliates (32) (51) 158 (58) Provision for income taxes 6,751 2,726 10,004 5,937 Other expense, net 689 1,919 1,144 177 Interest expense, net 4,184 1,558 8,659 6,223 Depreciation and amortization 10,112 11,187 35,729 41,025 Deferred acquisition consideration adjustments 6,405 3,253 15,652 4,497 Other items, net 1,948 10,883 6,767 13,906 Adjusted EBITDA $ 33,472 $ 64,175 $ 98,843 $ 143,168 Note: See definitions of “ Non - GAAP Financial Measures” found within “FORWARD LOOKING INFORMATION & OTHER INFORMATION.” From Stagwell press release dated March 9, 2021.

TRANSFORMING MARKETING 48